



Danny Robinson · 2nd

CEO of Hoop Tea

Ocean City, Maryland · 495 connections · **Contact info**

Hoop Tea

Iona College

Experience

CEO
Hoop Tea
May 2014 – Present · 5 yrs 8 mos

Education

Iona College
Bachelor's degree, Political Science and Government
1991 – 1993

Interests

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